MERCURY TECHNOLOGIES, INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of:

MERCURY TECHNOLOGIES, INC.
660 MISSION STREET, FLOOR 4
SAN FRANCISCO, CA 94105

Ladies and Gentlemen:

1. Background. The investor (the "**undersigned**" or "**you**") signing this subscription agreement (this "**Agreement**") understands that Mercury Technologies, Inc., a Delaware corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission ("**SEC**") and is being made available on the website of the Portal (as defined below), as the same may be amended from time to time (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to 65,084 shares of its Series B Preferred Stock, par value $0.0001 per share (each a "**Share**" and, collectively, the "**Shares**") at a purchase price of $76.8231 per Share. The minimum amount or target amount to be raised in the Offering is $2,499,977.33 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $4,999,954.65 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the Wefunder crowdfunding portal (the "**Portal**"). The Portal is registered with the SEC as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 3.1% of gross monies raised in the Offering. You should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

2. Subscription. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No

investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

3. Closing.

(a) Closing. Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal within five business days after the Offering Deadline (the "**Closing Date**").

(b) Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent, in connection with accepted subscriptions for shares, cleared funds having an aggregate investment amount of at least the Target Offering Amount;

(iii) the Company shall have filed the Certificate of Designation of the Company in substantially the form attached as an exhibit to the Form C with the Secretary of State of the State of Delaware; and

(iv) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) You understand and accept that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. You can bear the economic risk of this investment and can afford a complete loss thereof; you have sufficient liquid assets to pay the full purchase price for the Shares; and you have adequate means of providing for your current needs and possible contingencies and have no present need for liquidity of your investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c) If you are not an Accredited Investor as described in Exhibit A to this Agreement, the aggregate amount of securities purchased by you during the 12-month period preceding the date of this subscription, *plus the amount you are subscribing to purchase in this agreement*, does not exceed:

(i) The greater of $2,200, or 5% of the greater of your annual income or net worth, if either you annual income or net worth are less than $107,000; or

(ii) Ten percent of the greater of your annual income or net worth, not to exceed an amount sold of $107,000, if both your annual income and net worth are equal to more than $107,000.

(d) You have received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, you have relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e) You confirm that you are not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the your authority to invest in the Shares or the suitability of the Shares for investment by you.

(f) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j) The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or

regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m) The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 5(o) below, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o) The undersigned agrees that you will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares during the one year period beginning when the Shares were issued, unless the Shares are transferred: (i) to the issuer; (ii) to an accredited investor (as defined in Appendix A); (iii) as part of an offering registered with the SEC; or (iv) to a member of your family or the equivalent, to a trust controlled by you, to a trust created for the benefit of a member of your family of or the equivalent, or in connection with your death or divorce or other similar circumstance.

6. <u>HIGH RISK INVESTMENT</u>. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) you have been

advised to consult with your own advisor regarding legal matters and tax consequences involving this investment.

7. Company Representations. The undersigned understands that upon issuance to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a) Corporate Power. The Company has been duly incorporated as corporation under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b) Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Amended and Restated Certificate of Formation and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Amended and Restated Certificate of Formation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8. Investor Rights.

(a) Information Rights. The Company will file with the SEC and post on its website an annual report along with the financial statements of the company certified by the Company's principal executive officer to be true and complete in all material respects and a description of the financial condition of the company as described in Rule 201(s) of Regulation CF. The annual report shall also include the disclosure required by paragraph (a)-(f), (m), (p)-(r) and (x) of Rule 201. The filing of an annual report on Form C/AR shall be deemed to satisfy the requirement to provide annual financial information described above. If the Company has available financial statements that have either been reviewed or audited by a public accountant that is independent of the issuer, those financial statements will be provided and the certification by the principal executive officer will not be required. The Company will continue to comply with the ongoing reporting requirements of Rule 201 until; one of the following events described in Rule 201(b) occurs: (i) the Company is required to file reports under section 13(a) or section 15(d) of the Exchange Act of 1934; (ii) the Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record; (iii) the Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required

pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000; (iv) the Company or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (v) the Company liquidates or dissolves its business in accordance with state law. Notwithstanding the above, if the Company provides additional financial or other information to other investors in the Company, the Company will make that information available to investors in the Regulation CF offering.

(b) Shareholder Rights. Attached as Exhibits B-1, B-2 and B-3 to this Agreement are the Amended and Restated Investors' Rights Agreement, Amended and Restated Voting Agreement and Amended and Restated Right of First Refusal and Co-Sale Agreement respectively, each dated June 24, 2021, by and among the Company and certain of its stockholders (collectively, the "Financing Agreements") applicable to you as an investor in this offering and as a holder of the Shares. By executing this Agreement, you agree to the terms of the Financing Agreements and to become a party to such Financing Agreements by executing the joinder agreement in Exhibits C-1, C-2 and C-3. In addition, as a condition to entering into this Agreement, you agree that you shall execute the Irrevocable Proxy Agreement attached hereto as Exhibit D, pursuant to which the Board of Directors of the Company shall have the right to vote any Shares obtained in this Offering.

9. Market Stand-Off. You acknowledge and understand that the Shares shall be subject to any applicable market stand-off provisions provided in the Financing Agreements.

10. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

11. Legend. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

12. Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

13. Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

14. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

16. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

17. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

18. Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

19. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

20. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21. Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

22. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

23. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

24. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of [EFFECTIVE DATE].

COMPANY:

MERCURY TECHNOLOGIES, INC.

By: Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By:______________________

SUBSCRIBER:

____

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Exhibit A to this Agreement..

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

Exhibit A

Categories of Accredited Investor

For Natural Persons

The Subscriber is a **natural person** and (please check all boxes that apply):

☐ has an individual net worth or a joint net worth with the Subscriber's Spousal Equivalent[1] in excess of $1,000,000 (determined by subtracting total liabilities from total assets)[2];

☐ had an individual income in excess of $200,000 (or a joint income together with the Subscriber's spouse or Spousal Equivalent in excess of $300,000) in each of the two most recently completed calendar years, and reasonably expects to have an individual income in excess of $200,000 (or a joint income together with the Subscriber's spouse or Spousal Equivalent in excess of $300,000) in the current calendar year;

☐ holds in good standing one or more of the following professional certifications: General Securities Representative license (Series 7), Private Securities Offerings Representative license (Series 82), or Investment Adviser Representative license (Series 65); and/or

☐ is a "family client," as defined in Rule 202(a)(11)(G)-1 under the U.S. Investment Advisers Act of 1940, as amended (the "**Advisers Act**"), whose prospective investment in the Partnership is directed by that person's Qualified Family Office (as defined below).

For Entities

The Subscriber is an **entity** and (please check all boxes that apply):

☐ is a corporation, partnership, limited liability company, Massachusetts or similar business trust or organization described in Section 501(c)(3) of the U.S. Internal Revenue Code of 1986, as amended, not formed for the specific purpose of acquiring interests in the Partnership that has total assets in excess of $5,000,000;

☐ is a bank as defined in Section 3(a)(2) of the Securities Act, a savings and loan association, or other institution defined in Section 3(a)(5)(A) of the Securities Act acting in either its individual or fiduciary capacity (this includes a trust for which a bank acts as trustee and exercises investment discretion with respect to the trust's decision to invest in the Partnership);

☐ is a broker dealer registered pursuant to Section 15 of the U.S. Securities Exchange Act of 1934, as amended (the "**Exchange Act**");

☐ is an investment adviser registered pursuant to Section 203 of the Advisers Act, or registered pursuant to the laws of a U.S. state;

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1 "**Spousal Equivalent**" means the Subscriber's spouse or a cohabitant occupying a relationship generally equivalent to that of a spouse.

2 For purposes of calculating the Subscriber's net worth or joint net worth with the Subscriber's Spousal Equivalent, the calculation should exclude the Subscriber's primary residence and indebtedness thereon up to the gross value of such residence; *provided*, that if the amount of such indebtedness outstanding at the time of Subscriber's admission to the Partnership would exceed the amount of such indebtedness outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability in the determination of Subscriber's net worth. Further, for purposes of calculating the joint net worth of the Subscriber and the Subscriber's Spousal Equivalent, the assets of the Subscriber and Spousal Equivalent need not be held jointly.

☐ is an investment adviser relying on the exemption from registering with the U.S. Securities and Exchange Commission under Section 203(l) or (m) of the Advisers Act;

☐ is an insurance company as defined in Section 2(a)(13) of the Securities Act;

☐ is an investment company registered under the U.S. Investment Company Act of 1940, as amended (the "**Investment Company Act**"), or a business development company as defined in Section 2(a)(48) of the Investment Company Act;

☐ is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the U.S. Small Business Investment Act of 1958, as amended;

☐ is a Rural Business Investment Company as defined in Section 384A of the Consolidated Farm and Rural Development Act of 1972, as amended;

☐ is a plan established and maintained by a state, its political subdivisions, or an agency or instrumentality of a state or its political subdivisions, for the benefit of employees, having total assets in excess of $5,000,000;

☐ is an employee benefit plan within the meaning of the U.S. Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), (a) for which the investment decision to acquire an interest in the Partnership is being made by a plan fiduciary, as defined in Section 3(21) of ERISA, that is either a bank, savings and loan association, insurance company, or registered investment adviser, (b) which has total assets in excess of $5,000,000, or (c) which is self-directed, with the investment decisions made solely by persons who are Accredited Investors;

☐ is a private business development company as defined in Section 202(a)(22) of the Advisers Act;

☐ is a trust not formed for the specific purpose of acquiring interests in the Partnership with total assets in excess of $5,000,000 and directed by a person who has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of investing in the Partnership;

☐ is a revocable trust (including a revocable trust formed for the specific purpose of acquiring an interest in the Partnership) and the grantor or settlor of such trust is an Accredited Investor;

☐ is a "family office" as defined in Rule 202(a)(11)(G)-1 under the Advisers Act, (a) with assets under management in excess of $5,000,000, (b) that was not formed for the specific purpose of acquiring interests in the Partnership, and (c) whose prospective investment in the Partnership is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of an investment in the Partnership (such a family office, a "**Qualified Family Office**");

☐ is a "family client," as defined in Rule 202(a)(11)(G)-1 under the Advisers Act, whose prospective investment in the Partnership is directed by its Qualified Family Office;

☐ is an entity of a type not listed above that (i) was not formed for the specific purpose of acquiring interests in the Partnership and (ii) that owns "investments" (as defined in Rule 2a51-1(b) under the Investment Company Act) in excess of $5,000,000; and/or

☐ is an entity in which each equity owner is an Accredited Investor.[3]

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[3] For purposes of selecting this response, it is permissible to look through various forms of equity ownership to natural persons. Those natural persons and all other equity owners of the entity seeking Accredited Investor status must be Accredited Investors.

Exhibit B-1

Amended and Restated Investors' Rights Agreement

MERCURY TECHNOLOGIES, INC.

AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

This Amended and Restated Investors' Rights Agreement (this "**Agreement**") is made and entered into as of June 24, 2021, by and among Mercury Technologies, Inc., a Delaware corporation (the "**Company**"), the individuals listed on Schedule 1, hereto (collectively with any transferees who become a party to this Agreement in accordance with Section 1.12 hereof, the "**Founders**"), and the investors listed on Schedule 2, hereto, each of which is referred to in this Agreement as an "**Investor**", and any Additional Purchaser (as defined in the Purchase Agreement) that becomes a party to this Agreement in accordance with Section 6.10 hereof.

RECITALS

Certain of the Investors (the "**Existing Investors**") hold shares of the Company's Series Seed Preferred Stock, Series Seed-1 Preferred Stock, and/or Series Seed-2 Preferred Stock, all par value $0.0001 per share (collectively, the "**Series Seed Preferred Stock**") and/or the Company's Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, and/or Series A-5 Preferred Stock, all par value $0.0001 per share (collectively, the "**Series A Preferred Stock**" and collectively with the Series Seed Preferred Stock, the "**Prior Preferred**") and possess registration rights, information rights, rights of first offer, and other rights pursuant to that certain Investors' Rights Agreement dated as of July 23, 2019, by and among the Company and such Existing Investors (the "**Prior Agreement**").

The Existing Investors are holders of a majority of the Company's outstanding Prior Preferred, and desire to amend and restate the Prior Agreement in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior Agreement.

Certain of the Investors are parties to that certain Series B Preferred Stock Purchase Agreement of even date herewith by and among the Company and such Investors (the "**Purchase Agreement**"), pursuant to which certain of the Investors will purchase shares of the Company's Series B Preferred Stock (the "**Series B Preferred Stock**"), Series B-1 Preferred Stock (the "**Series B-1 Preferred Stock**" and collectively with the Prior Preferred and the Series B Preferred Stock, the "**Voting Preferred Stock**") and/or Series B-2 Preferred Stock, all par value $0.0001 per share (the "**Series B-2 Preferred Stock**" and collectively with the Voting Preferred Stock, the "**Preferred Stock**") and under which the Company's and such Investors' obligations are conditioned upon the execution and delivery of this Agreement by such Investors, Existing Investors holding a majority of the Company's outstanding Preferred Stock.

Capitalized terms not otherwise defined herein have the meaning given them in the Purchase Agreement.

NOW, THEREFORE, the Existing Investors hereby agree that the Prior Agreement shall be amended and restated, and the parties to this Agreement further agree as follows:

AGREEMENT

1. **Registration Rights**.

1.1 **Definitions**. For purposes of this Section 1:

(a) The term "**a16z**" means, collectively, Andreessen Horowitz Fund V, L.P., as nominee, and its Affiliates.

(b) The term "**Competitor**" means a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in the business of the Company as currently conducted and currently contemplated to be conducted, but shall not include any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than twenty percent (20)% of the outstanding equity of any Competitor and does not, nor do any of its Affiliates, have a right to designate any members of the board of directors of any Competitor; provided that neither Coatue, CRV nor a16z shall be deemed a Competitor for the purposes of this Agreement.

(c) The term "**Coatue**" means, collectively, Coatue Growth Fund V LP and its Affiliates.

(d) The term "**CRV**" means, collectively, CRV XVII, LP and its Affiliates.

(e) The term "**Exchange Act**" means the Securities Exchange Act of 1934, as amended (and any successor thereto) and the rules and regulations promulgated thereunder.

(f) The term "**Form S-3**" means such form under the Securities Act as in effect on the date hereof or any successor form under the Securities Act that permits significant incorporation by reference of the Company's subsequent public filings under the Exchange Act.

(g) The term "**Founders' Shares**" means the shares of Class A Common Stock issued to the Founders, including (without limitation) any shares of Class A Common Stock issued upon conversion of the Founders Preferred Stock.

(h) The term "**Holder**" means any person owning or having the right to acquire Registrable Securities or any assignee thereof in accordance with Section 1.12 of this Agreement.

(i) The term "**Non-Major Investor**" means any Holder that is not a Major Investor.

(j) The term "**Major Investor**" means any person who holds at least 911,184 shares (subject to adjustment for stock splits, stock dividends, reclassifications or the like) of Registrable Securities.

(k) The term "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(l) The term "**Qualified IPO**" means a public offering by the Company of shares of its Common Stock pursuant to a registration statement under the Securities Act in connection with which all the then-outstanding shares of Preferred Stock are converted into shares of Common Stock

pursuant to the Company's Third Restated Certificate of Incorporation as such Third Restated Certificate of Incorporation may be amended from time to time.

(m) The terms "**register**," "**registered**," and "**registration**" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document.

(n) The term "**Registrable Securities**" means (i) the shares of Common Stock issuable or issued upon conversion of the Preferred Stock, other than shares for which registration rights have terminated pursuant to Section 1.15 hereof, (ii) the Founders' Shares, *provided*, *however*, that for the purposes of Sections 1.2, 1.4, and 1.13 and Section 2 the Founders' Shares shall not be deemed Registrable Securities and the Founders shall not be deemed Holders, (iii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, acquired by the Investors after the date hereof and (iv) any other shares of Common Stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares listed in (i) and (ii); *provided*, *however*, that the foregoing definition shall exclude in all cases any Registrable Securities sold by a person in a transaction in which such person's rights under this Agreement are not assigned. Notwithstanding the foregoing, Common Stock or other securities shall only be treated as Registrable Securities if and so long as (A) they have not been sold to or through a broker or dealer or underwriter in a public distribution or a public securities transaction, (B) they have not been sold in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(1) thereof so that all transfer restrictions, and restrictive legends with respect thereto, if any, are removed upon the consummation of such sale, or (C) the Holder thereof is entitled to exercise any right provided in Section 1 in accordance with Section 1.12 below.

(o) The number of shares of "**Registrable Securities then outstanding**" shall be determined by the number of shares of Common Stock outstanding which are, and the number of shares of Common Stock issuable pursuant to then exercisable or convertible securities which are, Registrable Securities.

(p) The term "**SEC**" means the U.S. Securities and Exchange Commission.

(q) The term "**Securities Act**" means the U.S. Securities Act of 1933, as amended (and any successor thereto) and the rules and regulations promulgated thereunder.

(r) The term "**Series A Director**" means any director of the Company that the holders of record of the Series A Preferred Stock are entitled to elect, exclusively and as a separate class, pursuant to the Certificate of Incorporation.

1.2 **Request for Registration**.

(a) If the Company shall receive at any time after the earlier of (i) the 5th anniversary of the Initial Closing, or (ii) six months after the effective date of the first registration statement for a public offering of securities of the Company (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to a stock option, stock purchase or similar plan or an SEC Rule 145 transaction), a written request from the Holders of at least a majority of the Registrable Securities then outstanding that the Company file a registration statement under the Securities Act covering the registration of at least such number of the Registrable Securities having an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $25,000,000, then the Company

shall, within 10 days of the receipt thereof, give written notice of such request to all Holders and shall, subject to the limitations of Subsection 1.2(b), use its best efforts to file as soon as practicable, and in any event within 90 days of the receipt of such request, a registration statement under the Securities Act covering all Registrable Securities which the Holders request to be registered within 20 days of the mailing of such notice by the Company.

(b) If the Holders initiating the registration request hereunder ("**Initiating Holders**") intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 1.2 and the Company shall include such information in the written notice referred to in Subsection 1.2(a). The underwriter will be selected by the Initiating Holders that hold of a majority of the Registrable Securities held by all Initiating Holders and shall be reasonably acceptable to the Company. In such event, the right of any Holder to include its Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by the Initiating Holders that hold of a majority of the Registrable Securities held by all Initiating Holders and such Holder) to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Subsection 1.5(e)) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting. Notwithstanding any other provision of this Section 1.2, if the underwriter advises the Initiating Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the underwriting shall be allocated among all participating Holders thereof, including the Initiating Holders, in proportion (as nearly as practicable) to the amount of Registrable Securities of the Company owned by each participating Holder; *provided*, *however*, that the number of shares of Registrable Securities to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting.

(c) Notwithstanding the foregoing, if the Company shall furnish to Holders requesting a registration statement pursuant to this Section 1.2, a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors of the Company (the "**Board**"), it would be seriously detrimental to the Company and its holders of capital stock for such registration statement to be filed and it is therefore essential to defer the filing of such registration statement, the Company shall have the right to defer such filing for a period of not more than 120 days after receipt of the request of the Initiating Holders; *provided*, *however*, that the Company may not utilize this right more than once in any twelve-month period.

(d) In addition, the Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to this Section 1.2:

(i) after the Company has effected 2 registrations pursuant to this Section 1.2 and such registrations have been declared or ordered effective;

(ii) during the period starting with the date 90 days prior to the Company's good faith estimate of the date of filing of, and ending on a date 90 days after the effective date of, a registration subject to Section 1.3 unless such offering is the initial public offering of the Company's securities, in which case, ending on a date 180 days after the effective date of such registration subject to Section 1.3; *provided* that the Company is actively employing in good faith all reasonable efforts to cause such registration statement to become effective; or

(iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 1.4.

1.3 **Company Registration**. If (but without any obligation to do so) the Company proposes to register (including for this purpose a registration effected by the Company for holders of capital stock other than the Holders) any of its stock under the Securities Act in connection with the public offering of such securities solely for cash (other than a registration relating solely to the sale of securities to participants in a Company stock plan or a transaction covered by Rule 145 under the Securities Act, a registration in which the only stock being registered is Common Stock issuable upon conversion of debt securities which are also being registered, or any registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities), the Company shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder given within 20 days after mailing of such notice by the Company in accordance with Section 6.5, the Company shall, subject to the cut back provisions of Section 1.8 cause to be registered under the Securities Act all of the Registrable Securities that each such Holder has requested to be registered.

1.4 **Form S-3 Registration**. In case the Company shall receive from any Holder or Holders of at least a majority of the Registrable Securities then outstanding a written request or requests that the Company effect a registration on Form S-3 and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, the Company will:

(a) promptly give written notice of the proposed registration, and any related qualification or compliance, to all other Holders; and

(b) as soon as practicable, effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holder's or Holders' Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders joining in such request as are specified in a written request given within 15 days after receipt of such written notice from the Company; *provided*, *however*, that the Company shall not be obligated to effect any such registration, qualification or compliance, pursuant to this Section 1.4: (i) if Form S-3 is not available for such offering by the Holders; (ii) if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public (net of any underwriters' discounts or commissions) of less than $5,000,000; (iii) if the Company shall furnish to the Holders a certificate signed by the President of the Company stating that in the good faith judgment of the Board, it would be seriously detrimental to the Company and its holders of capital stock for such Form S-3 registration to be effected at such time, in which event the Company shall have the right to defer the filing of the Form S-3 registration statement for a period of not more than 120 days after receipt of the request of the Holder or Holders under this Section 1.4; *provided*, *however*, that the Company shall not utilize this right more than once in any 12-month period; (iv) if the Company has, within the 12-month period preceding the date of such request, already effected two registrations on Form S-3 for the Holders pursuant to this Section 1.4; (v) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance; or (vi) during the period ending 180 days after the effective date of a registration statement subject to Section 1.3.

(c) Subject to the foregoing, the Company shall file a registration statement covering the Registrable Securities and other securities so requested to be registered as soon as practicable after receipt of the request or requests of the Holders. Registrations effected pursuant to this Section 1.4

shall not be counted as demands for registration or registrations effected pursuant to Sections 1.2 or 1.3, respectively.

1.5 **Obligations of the Company**. Whenever required under this Section 1 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for up to 120 days, or until the distribution described in such registration statement is completed, if earlier.

(b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement for up to 120 days, or until the distribution described in such registration statement is completed, if earlier; provided, however, that such one hundred twenty (120) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration.

(c) Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

(d) Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, *provided* that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

(e) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

(f) Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, such obligation to continue for 120 days.

(g) Cause all such Registrable Securities registered pursuant hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed.

(h) Provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

(i) Use its best efforts to furnish, at the request of any Holder requesting registration of Registrable Securities pursuant to this Section 1, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to this Section 1, if such securities are being sold through underwriters, (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters and (ii) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters.

(j) Promptly make available for inspection by the selling Holders, any underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith.

1.6 **Furnish Information**. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 1 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such Holder's Registrable Securities.

1.7 **Expenses of Registration**.

(a) Demand Registration. All expenses other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications pursuant to Section 1.2, including (without limitation) all registration, filing and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the Company, and the reasonable fees and disbursements, not to exceed $30,000 for each registration, of one counsel for the selling Holders shall be borne by the Company; *provided*, *however*, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 1.2 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all participating Holders shall bear such expenses), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one demand registration pursuant to Section 1.2; *provided further*, *however*, that if at the time of such withdrawal, the Holders (i) have learned of a material adverse change in the condition, business, or prospects of the Company that was not known to the Holders at the time of their request and (ii) have withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the Holders shall not be required to pay any of such expenses and shall not forfeit their rights pursuant to Section 1.2.

(b) Company Registration. All expenses other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications of Registrable Securities pursuant to Section 1.3 for each Holder (which right may be assigned as provided in Section 1.12), including (without limitation) all registration, filing, and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the Company and the reasonable fees and disbursements, not to exceed $30,000 for each registration, of one counsel for the selling Holder or Holders shall be borne by the Company.

(c) Registration on Form S-3. All expenses incurred in connection with a registration requested pursuant to Section 1.4, including (without limitation) all registration, filing, qualification, printers' and accounting fees and the reasonable fees and disbursements, not to exceed $30,000 for each registration, of one counsel for the selling Holder or Holders selected by them with the approval of the Company, which approval shall not be unreasonably withheld, and counsel for the Company shall be borne by the Company, and any underwriters' discounts or commissions associated with Registrable Securities, shall be borne pro rata by the Holder or Holders participating in the Form S-3 registration.

1.8 **Underwriting Requirements**. In connection with any offering involving an underwriting of shares of the Company's capital stock, the Company shall not be required under Section 1.3 to include any of the Holders' securities in such underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it (or by other persons entitled to select the underwriters), and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested by holders of capital stock to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters determine in their sole discretion will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling security holders according to the total amount of securities entitled to be included therein owned by each selling security holder or in such other proportions as shall mutually be agreed to by such selling security holders) but in no event shall (a) the amount of securities of the selling Holders included in the offering be reduced below 20% of the total amount of securities included in such offering, unless such offering is the initial public offering of the Company's securities, in which case, the selling security holders may be excluded if the underwriters make the determination described above and no other holder's securities are included or (b) any securities held by a Founder be included if any securities held by any selling Holder are excluded. For purposes of the preceding parenthetical concerning apportionment, for any selling security holder which is a holder of Registrable Securities and which is a partnership or corporation, the partners, retired partners and holders of capital stock of such holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single "**selling security holder**," and any pro-rata reduction with respect to such "selling security holder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "selling security holder," as defined in this sentence.

1.9 **Delay of Registration**. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 1.

1.10 **Indemnification**. In the event any Registrable Securities are included in a registration statement under this Section 1:

(a) To the extent permitted by law, the Company will indemnify and hold harmless each Holder, the partners, officers, directors and security holders of each Holder, legal counsel and accountants for each Holder, any underwriter (as defined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "**Violation**"): (i) any untrue statement or

alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law; and the Company will pay to each such Holder, underwriter or controlling person, as incurred, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; *provided*, *however*, that the indemnity agreement contained in this Subsection 1.10(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable to any Holder, underwriter or controlling person for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such Holder, underwriter or controlling person.

(b) To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter, any other Holder selling securities in such registration statement and any controlling person of any such underwriter or other Holder, against any losses, claims, damages, or liabilities to which any of the foregoing persons may become subject, under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will pay, as incurred, any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this Subsection 1.10(b), in connection with investigating or defending any such loss, claim, damage, liability, or action; *provided*, *however*, that the indemnity agreement contained in this Subsection 1.10(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; *provided* that in no event shall any indemnity under this Subsection 1.10(b) exceed the net proceeds from the offering received by such Holder, except in the case of willful fraud by such Holder.

(c) Promptly after receipt by an indemnified party under this Section 1.10 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 1.10, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; *provided*, *however*, that an indemnified party (together with all other indemnified parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the reasonable fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 1.10, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 1.10.

(d) If the indemnification provided for in this Section 1.10 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations; *provided* that in no event shall any contribution by a Holder under this Subsection 1.10(d) exceed the net proceeds from the offering received by such Holder, except in the case of willful fraud by such Holder. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(f) The obligations of the Company and Holders under this Section 1.10 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 1, and otherwise shall survive the termination of this Agreement.

1.11 **Reports Under the Exchange Act**. With a view to making available to the Holders the benefits of Rule 144 promulgated under the Securities Act and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company agrees to:

(a) make and keep public information available, as those terms are understood and defined in SEC Rule 144, at all times after 90 days after the effective date of the first registration statement filed by the Company for the offering of its securities to the general public so long as the Company remains subject to the periodic reporting requirements under Sections 13 or 15(d) of the Exchange Act;

(b) take such action, including the voluntary registration of its Common Stock under Section 12 of the Exchange Act, as is necessary to enable the Holders to utilize Form S-3 for the sale of their Registrable Securities, such action to be taken as soon as practicable after the end of the fiscal year in which the first registration statement filed by the Company for the offering of its securities to the general public is declared effective;

(c) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

(d) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after 90 days after the effective date of the first registration statement filed by the Company), the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii)

such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form.

1.12 **Assignment of Registration Rights**. The rights to cause the Company to register Registrable Securities pursuant to this Section 1 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee (a) of at least 50% of the transferring Holder's aggregate Registrable Securities originally obtained from the Company (or if the transferring Holder then owns less than 50% of such originally acquired securities, then all remaining Registrable Securities then held by the transferring Holder), (b) that is a subsidiary, parent, partner, limited partner, retired partner, member, retired member or holder of capital stock of a Holder, (c) that is an affiliated fund or entity of the Holder, which means with respect to a limited liability company or a limited liability partnership, a fund or entity managed by the same manager or managing member or general partner or management company or by an entity controlling, controlled by, or under common control with such manager or managing member or general partner or management company (such a fund or entity, an "**Affiliated Fund**"), (d) who is a Holder's child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law (such a relation, a Holder's "**Immediate Family Member**", which term shall include adoptive relationships), or (e) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member, provided the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; and *provided further*, that such assignment shall be effective only if the transferee agrees to be bound by this Agreement and immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Securities Act. For the purposes of determining the number of shares of Registrable Securities held by a transferee or assignee, the holdings of transferees and assignees of (i) a partnership who are partners or retired partners of such partnership or (ii) a limited liability company who are members or retired members of such limited liability company (including Immediate Family Members of such partners or members who acquire Registrable Securities by gift, will or intestate succession) shall be aggregated together and with the partnership or limited liability company; *provided* that all assignees and transferees who would not qualify individually for assignment of registration rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices or taking any action under Section 1.

1.13 **Limitations on Subsequent Registration Rights**. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the outstanding Registrable Securities, enter into any agreement with any holder or prospective holder of any securities of the Company which would allow such holder or prospective holder (a) to include such securities in any registration filed under Section 1.2 hereof, unless under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the amount of the Registrable Securities of the Holders which is included or (b) to make a demand registration which could result in such registration statement being declared effective prior to the earlier of either of the dates set forth in Subsection 1.2(a) or within 120 days of the effective date of any registration effected pursuant to Section 1.2; *provided* that this limitation shall not apply to any additional Investor who becomes a party to this Agreement in accordance with Section 6.3.

1.14 **Lock-Up Agreement**.

(a) Lock-Up Period; Agreement. If so requested by the Company or the underwriters in connection with the initial public offering of the Company's securities registered under the Securities Act of 1933, as amended, Holder shall not sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of the Company however or whenever acquired

(except for those being registered) without the prior written consent of the Company or such underwriters, as the case may be, for 180 days from the effective date of the registration statement, plus such additional period, to the extent required by FINRA rules, up to a maximum of 216 days from the effective date of the registration statement, and Holder shall execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of such offering. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Holders subject to such agreements, based on the number of shares subject to such agreements.

(b) Limitations. The obligations described in Section 1.14(a) shall apply only if all officers and directors are subject to similar restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all 1% securityholders of the Company, and shall not apply to a registration relating solely to employee benefit plans, or to a registration relating solely to a transaction pursuant to Rule 145 under the Securities Act.

(c) Stop-Transfer Instructions. In order to enforce the foregoing covenants, the Company may impose stop-transfer instructions with respect to the securities of each Holder (and the securities of every other person subject to the restrictions in Section 1.14(a)).

(d) Transferees Bound. Each Holder agrees that prior to the Company's initial public offering it will not transfer securities of the Company unless each transferee agrees in writing to be bound by all of the provisions of this Section 1.14 and to be subject to the waiver of statutory inspection rights in Section 4.

1.15 **Termination of Registration Rights**. No Holder shall be entitled to exercise any right provided for in this Section 1 after the earlier of (a) four years following the consummation of a Qualified IPO, (b) such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder's shares during a three-month period without registration, or (c) upon termination of this Agreement, as provided in Section 3.

2. **Covenants of the Company**.

2.1 **Delivery of Financial Statements**. The Company shall deliver to each Major Investor (other than a Major Investor reasonably deemed by the Company to be a Competitor:

(a) as soon as practicable, but in any event within 90 days after the end of each fiscal year of the Company, an income statement for such fiscal year, a balance sheet of the Company and statement of stockholders' equity as of the end of such year, and a statement of cash flows for such year, in each case compared against the Operating Plan (as defined below), such year-end financial reports to be in reasonable detail, prepared in accordance with generally accepted accounting principles ("**GAAP**"), audited and certified by an independent public accounting firm of nationally recognized standing selected by the Company;

(b) as soon as practicable, but in any event within 30 days after the end of each of the first three quarters of each fiscal year of the Company, an unaudited profit or loss statement, a statement of cash flows for such fiscal quarter and an unaudited balance sheet as of the end of such fiscal quarter, in each case compared against the Operating Plan (as defined below);

(c) as soon as practicable, but in any event within thirty (30) days after the end of each of the first three (3) quarters of each fiscal year of the Company, a statement showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of the period, the Common Stock issuable upon conversion

or exercise of any outstanding securities convertible or exercisable for Common Stock and the exchange ratio or exercise price applicable thereto, and the number of shares of issued stock options and stock options not yet issued but reserved for issuance, if any, all in sufficient detail as to permit the Major Investors to calculate their respective percentage equity ownership in the Company, and certified by the chief financial officer or chief executive officer of the Company as being true, complete, and correct;

(d) as soon as practicable, but in any event within 30 days after the end of each month, an unaudited profit or loss statement, a statement of cash flows for such month and an unaudited balance sheet as of the end of such month, in each case compared against the Operating Plan (as defined below);

(e) as soon as practicable, but in any event 30 days prior to the end of each fiscal year, a budget and business plan for the next fiscal year, prepared on a monthly basis (the "**Operating Plan**"), and, as soon as prepared, any other budgets or revised budgets prepared by the Company; and

(f) with respect to any unaudited financial statements called for in this Section 2.1, an instrument executed by the Chief Financial Officer or President of the Company certifying that such financials were prepared in accordance with GAAP consistently applied with prior practice for earlier periods (with the exception of footnotes that may be required by GAAP) and fairly present the financial condition of the Company and its results of operation for the period specified, subject to yearend audit adjustment, *provided* that the foregoing shall not restrict the right of the Company to change its accounting principles consistent with GAAP, if the Board determines that it is in the best interest of the Company to do so.

Notwithstanding anything else in this Section 2.1 to the contrary, the Company may cease providing the information set forth in this Section 2.1 during the period starting with the date 60 days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; *provided* that the Company's covenants under this Section 2.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

2.2 **Inspection**. The Company shall permit each Major Investor (except for a Major Investor reasonably deemed by the Company to be a Competitor, at such Major Investor's expense, to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by the Major Investor; *provided*, *however*, that the Company shall not be obligated pursuant to this Section 2.2 to provide access to any information which it reasonably considers to be privileged or a trade secret or similar confidential information.

2.3 **Right of First Offer**. Subject to the terms and conditions specified in this Section 2.3, the Company hereby grants to each Major Investor a right of first offer with respect to future sales by the Company of its Shares (as hereinafter defined). For purposes of this Section 2.3, the term "**Major Investor**" includes any Affiliates of a person that is otherwise a Major Investor, including Affiliated Funds. A Major Investor who chooses to exercise the right of first offer may designate as purchasers under such right itself or its Affiliates, including Affiliated Funds, in such proportions as it deems appropriate; provided that each such Affiliate or Affiliated Fund is not a Competitor, unless such party's purchase of Shares pursuant to this Section 2.3 is otherwise consented to by the Board of Directors, (y) agrees to enter into this Agreement and each of the Amended and Restated Voting Agreement and Amended and Restated Right of First Refusal and Co-Sale Agreement of even date herewith among the Company, the Investors and the other parties named therein, as an "Investor" under each such agreement (provided that any Competitor

shall not be entitled to any rights as a Major Investor under Sections 2.1, 2.2 and 2.3 hereof) and (z) agrees to purchase at least such number of Shares as are allocable hereunder to the Major Investor holding the fewest number of Preferred Stock. Each time the Company proposes to offer any shares of, or securities convertible into or exercisable for any shares of, any class of its capital stock ("**Shares**"), the Company shall first make an offering of such Shares to each Major Investor in accordance with the following provisions:

(a) The Company shall deliver a notice (the "**RFO Notice**") to the Major Investors stating (i) its bona fide intention to offer such Shares, (ii) the number of such Shares to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such Shares.

(b) Within 20 calendar days after delivery of the RFO Notice, each Major Investor may elect to purchase or obtain, at the price and on the terms specified in the RFO Notice, up to that portion of such Shares which equals the proportion that the number of shares of Common Stock issued and held, or issuable upon conversion and exercise of all convertible or exercisable securities then held, by such Major Investor bears to the total number of shares of Common Stock then outstanding (assuming full conversion and exercise of all convertible or exercisable securities). Such purchase shall be completed at the same closing as that of any third party purchasers or at an additional closing thereunder. The Company shall promptly, in writing, inform each Major Investor that purchases all the shares available to it (each, a "**Fully-Exercising Investor**") of any other Major Investor's failure to do likewise. During the 10-day period commencing after receipt of such information, each Fully-Exercising Investor shall be entitled to obtain that portion of the Shares for which Major Investors were entitled to subscribe but which were not subscribed for by the Major Investors that is equal to the proportion that the number of shares of Common Stock issued and held, or issuable upon conversion and exercise of all convertible or exercisable securities then held, by such Fully-Exercising Investor bears to the total number of shares of Common Stock then outstanding (assuming full conversion and exercise of all convertible or exercisable securities) issued and held, or issuable upon conversion of the Preferred Stock then held, by all the Major Investors.

(c) The Company may, during the 45-day period following the expiration of the period provided in Subsection 2.3(b) hereof, offer the remaining unsubscribed portion of the Shares to any person or persons at a price not less than, and upon terms no more favorable to the offeree than those specified in the RFO Notice. If the Company does not enter into an agreement for the sale of the Shares within such period, or if such agreement is not consummated within 60 days of the execution thereof, the right provided hereunder shall be deemed to be revived and such Shares shall not be offered unless first reoffered to the Major Investors in accordance herewith.

(d) The right of first offer in this Section 2.3 shall not be applicable to the issuance of any shares of "Additional Stock" as such term is defined in Article IV(B)4(d)(i) of the Company's Second Restated Certificate of Incorporation, as may be amended from time to time.

(e) In addition to the foregoing, the right of first offer in this Section 2.3 shall not be applicable with respect to any Major Investor and any subsequent securities issuance, if (i) at the time of such subsequent securities issuance, the Major Investor is not an "accredited investor," as that term is then defined in Rule 501(a) under the Securities Act, and (ii) such subsequent securities issuance is otherwise being offered only to accredited investors.

2.4 **Qualified Small Business Stock Status**. The Company agrees to submit to the Investors and to the Internal Revenue Service, if necessary, any reports that may be required under Section 1202(d)(1)(C) of the Internal Revenue Code of 1986, as amended (the "**Code**") and any related Treasury Regulations. In addition, within thirty (30) days after any Investor has delivered to the Company a written request therefor, the Company shall deliver to such Investor a written statement indicating whether such

Investor's interest in the Company constitutes "qualified small business stock" as defined in Section 1202(c) of the Code; *provided*, *however*, that in no event shall the Company be liable to any Investor or any other party for any damages arising from any subsequently proven or identified error in the Company's determination or with respect to its application or interpretation of Code Section 1202; *provided*, *further*, that the Company shall only do so with respect to any shares of capital stock acquired by an Investor prior to the date hereof. The Company's obligation to furnish a written statement pursuant to this Section 2.4 shall continue notwithstanding the fact that a class of the Company's stock may be traded on an established securities market.

2.5 **FIRPTA Status**. Upon a written request by any Investor, the Company shall provide such Investor with a written statement informing such Investor whether such Investor's interest in the Company constitutes a United States real property interest. The Company's determination shall comply with the requirements of Treasury Regulation Section 1.897-2(h)(1) or any successor regulation, and the Company shall provide timely notice to the Internal Revenue Service, in accordance with and to the extent required by Treasury Regulation Section 1.897-2(h)(2) or any successor regulation, that such statement has been made. The Company's written statement to any Investor requesting such statement shall be delivered to such Investor within 10 days of such Investor's written request therefor. The Company's obligation to furnish such written statement shall continue notwithstanding the fact that a class of the Company's capital stock may be regularly traded on an established securities market or the fact that there is no Preferred Stock then outstanding.

2.6 **Confidentiality**. Each Investor shall keep confidential and shall not disclose, divulge or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement) , or, with respect to any Non-Major Investor, any other confidential information about the Company or its business provided to it by the Company or its representatives, unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 2.6 by such Investor), (b) is or has been independently developed or conceived by the Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to the Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; *provided*, *however*, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Section 2.6; (iii) to any Affiliate, current or prospective partner, limited partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, *provided* that such Investor informs such person that such information is confidential and directs such person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, *provided* that the Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

2.7 **Common Stock Vesting**. Unless otherwise approved by the Board, including the affirmative vote of the Series A Director, all employees, directors, consultants and other service providers of the Company who purchase, receive options to purchase, or receive awards of shares of the Company's capital stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, which: (i) provide for vesting of shares over a six (6) year period, with the first 16.6667% of such shares vesting following twelve (12) months of continued employment or service, and the remaining shares vesting in sixty (60) equal monthly installments, (ii) except pursuant to agreements between the Company and the Founders outstanding on the date hereof, do not provide for any vesting acceleration or waiver of repurchase or forfeiture restrictions, (iii) include a market stand-off provision substantially similar to that in Section 1.14 and (iv) will have a post-termination exercise period of no more than 90 days. In

addition, unless otherwise approved by the Board of Directors, the Company shall retain a "right of first refusal" on employee transfers until a Qualified IPO and shall have the right to repurchase unvested shares at the lower of cost or fair market value upon termination of employment of a holder of restricted stock.

2.8 **Employee Agreements**. The Company will cause each person now or hereafter employed by it or by any subsidiary and any consultant of the Company to enter into a nondisclosure and proprietary information agreement, providing that (i) he is either an at-will employee or consultant of the Company, as the case may be, (ii) he will maintain all Company proprietary information in confidence, (iii) he will assign all inventions created by him as an employee or consultant during his employment or service to the Company, and (iv) he will not disclose any information related to the Company's work force and will not solicit any employees from the Company for a period of twelve months should his employment or service to the Company be terminated for any reason.

2.9 **Board Matters**. Unless otherwise determined by the vote of a majority of the directors then in office, the Board of Directors shall meet at least quarterly in accordance with an agreed-upon schedule. Each non-employee director shall be entitled in such person's discretion to be a member of any committee of the Board of Directors.

2.10 **Successor Indemnification**. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board of Directors as in effect immediately before such transaction, whether such obligations are contained in the Company's Bylaws, the Certificate of Incorporation, or elsewhere, as the case may be.

2.11 **Indemnification Matters**. The Company hereby acknowledges that one (1) or more of the directors nominated to serve on the Board of Directors by the Investors (each an "**Investor Director**") may have certain rights to indemnification, advancement of expenses and/or insurance provided by one or more of the Investors and certain of their Affiliates (collectively, the "**Investor Indemnitors**"). The Company hereby agrees (a) that it is the indemnitor of first resort (*i.e.*, its obligations to any such Investor Director are primary and any obligation of the Investor Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Investor Director are secondary), (b) that it shall be required to advance the full amount of expenses incurred by such Investor Director and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement by or on behalf of any such Investor Director to the extent legally permitted and as required by the Company's Certificate of Incorporation or Bylaws of the Company (or any agreement between the Company and such Investor Director), without regard to any rights such Investor Director may have against the Investor Indemnitors, and, (c) that it irrevocably waives, relinquishes and releases the Investor Indemnitors from any and all claims against the Investor Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Investor Indemnitors on behalf of any such Investor Director with respect to any claim for which such Investor Director has sought indemnification from the Company shall affect the foregoing and the Investor Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Investor Director against the Company. The Investor Directors and the Investor Indemnitors are intended third-party beneficiaries of this Section 2.11 and shall have the right, power and authority to enforce the provisions of this Section 2.11 as though they were a party to this Agreement.

2.12 **Right to Conduct Activities**. The Company hereby agrees and acknowledges that a16z, CRV and Coatue are each a professional investment organization, and as such review the business

plans and related proprietary information of many enterprises, some of which may compete directly or indirectly with the Company's business (as currently conducted or as currently propose to be conducted). The Company hereby agrees that, to the extent permitted under applicable law, neither a16z, CRV nor Coatue shall be liable to the Company for any claim arising out of, or based upon, (i) the investment by a16z, CRV or Coatue in any entity competitive with the Company, or (ii) actions taken by any partner, officer, employee or other representative of a16z, CRV or Coatue to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on the Company; provided, however, that the foregoing shall not relieve (x) any of the Investors from liability associated with the unauthorized disclosure of the Company's confidential information obtained pursuant to this Agreement, or (y) any director or officer of the Company from any liability associated with his or her fiduciary duties to the Company.

2.13 **Observer Rights**. As long as Coatue owns not less than twenty-five percent (25%) of the shares of the Series B Preferred Stock it is purchasing under the Purchase Agreement (or an equivalent amount of Class A Common Stock issued upon conversion thereof), the Company shall invite a representative of Coatue to attend all meetings of the Board of Directors in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its directors; provided, however, that such representative shall agree to hold in confidence and trust all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting would, based on the advice of counsel, be reasonably likely to adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest, or if such Investor or its representative is a Competitor.

2.14 **Termination of Certain Covenants**.

(a) Each of the covenants set forth in this Section 2 (other than the covenants set forth in Sections 2.6, 2.9, 2.10, 2.11, and 2.12) shall terminate as to each Holder and be of no further force or effect (i) immediately prior to the consummation of a Qualified IPO or (ii) upon termination of this Agreement, as provided in Section 3.

(b) The covenants set forth in Sections 2.1 and 2.2 shall terminate as to each Holder and be of no further force or effect when the Company first becomes subject to the periodic reporting requirements of Sections 13 or 15(d) of the Exchange Act, if this occurs earlier than the events described in Section 2.13(a).

3. **Termination of Agreement**.

3.1 **Termination Events**. This Agreement shall terminate and have no further force or effect upon a Liquidation Event (as defined in the Company's Second Restated Certificate of Incorporation, as may be amended from time to time).

4. **Waiver of Statutory Information Rights**. Each Non-Major Investor acknowledges and understands that, but for the waiver made herein, such Non-Major Investor would be entitled, upon written demand under oath stating the purpose thereof, to inspect for any proper purpose, and to make copies and extracts from, the Company's stock ledger, a list of its stockholders, and its other books and records, and the books and records of subsidiaries of the Company, if any, under the circumstances and in the manner provided in Section 220 of the Delaware General Corporation Law (any and all such rights, and any and all such other rights of such Non-Major Investor as may be provided for in Section 220, the "**Inspection**

Rights"). In light of the foregoing, until the first sale of Common Stock of the Company to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended, each Non-Major Investor hereby unconditionally and irrevocably waives the Inspection Rights, whether such Inspection Rights would be exercised or pursued directly or indirectly pursuant to Section 220 or otherwise, and covenants and agrees never to directly or indirectly commence, voluntarily aid in any way, prosecute, assign, transfer, or cause to be commenced any claim, action, cause of action, or other proceeding to pursue or exercise the Inspection Rights. The foregoing waiver applies to the Inspection Rights of each Non-Major Investor in such Non-Major Investor's capacity as a stockholder and shall not affect any rights of a director, in his or her capacity as such, under Section 220. The foregoing waiver shall not apply to any contractual inspection rights of the Non-Major Investor under any written agreement with the Company.

5. **Aggregation of Stock**. All shares of capital stock of the Company held or acquired by Affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate. As used herein, "**Affiliate**" means, with respect to any specified Investor, any other Investor who, directly or indirectly, controls, is controlled by or is under common control with such Investor, including, without limitation, any general partner, managing member, officer or director of such Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, such Investor.

6. **Miscellaneous**.

6.1 **Governing Law**. The validity, interpretation, construction and performance of this Agreement, and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the state of California, without giving effect to principles of conflicts of law.

6.2 **Entire Agreement**. This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter herein and supersedes all prior or contemporaneous discussions, understandings and agreements, whether oral or written, between them relating to the subject matter hereof. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect.

6.3 **Amendments and Waivers**. Any term of this Agreement may be amended or waived only with the written consent of (a) the Company and (b) the holders of at least a majority of the Company's outstanding Voting Preferred Stock (or their respective successors and assigns). Notwithstanding the foregoing, (a) Section 2.1, 2.2, and 2.3 and any other section of this Agreement applicable to the Major Investors (including this clause sentence of this Section 6.3) may not be amended, modified, terminated or waived without the written consent of the holders of at least a majority of the Registrable Securities (excluding any shares of Class A-1 Common Stock or Series B-2 Preferred Stock) then outstanding and held by the Major Investors; and (b) Section 1.1(b), 2.12, 2.13 and this Section 6.3 (in each case, with respect to Coatue) may not amended, modified, terminated or waived without the written consent of Coatue. Further, this Agreement may not be amended, modified or terminated, and no provision hereof may be waived, in each case, in any way which would adversely affect the rights of the Founders hereunder in a manner disproportionate to any adverse effect such amendment, modification, termination or waiver would have on the rights of the Investors hereunder, without also the written consent of the holders of at least a majority of the Registrable Securities (excluding any shares of Class A-1 Common Stock or Series B-2 Preferred Stock) held by the Founders. Any amendment or waiver effected in

accordance with this Section 6.3 shall be binding upon the Company, the Founders, the Investors, and each of their respective successors and assigns.

6.4 **Successors and Assigns**. Except as otherwise provided in this Agreement, this Agreement, and the rights and obligations of the parties hereunder, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives. The Company may assign any of its rights and obligations under this Agreement. No other party to this Agreement may assign, whether voluntarily or by operation of law, any of its rights and obligations under this Agreement, except with the prior written consent of the Company.

6.5 **Notices**. Any notice, demand or request required or permitted to be given under this Agreement shall be in writing and shall be deemed sufficient when delivered personally or by overnight courier or sent by email, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address as set forth on the signature page, as subsequently modified by written notice, or if no address is specified on the signature page, at the most recent address set forth in the Company's books and records. If notice is given to the Company, a copy shall also be sent to Goodwin Procter LLP, 601 Marshall St, Redwood City, CA 94063, Attn: Anthony McCusker.

6.6 **Consent to Electronic Notice**. Each Investor and Founder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address as on the books of the Company. Each Investor and Founder agrees to promptly notify the Company of any change in such stockholder's electronic mail address, and that failure to do so shall not affect the foregoing.

6.7 **Severability**. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

6.8 **Construction**. This Agreement is the result of negotiations between and has been reviewed by each of the parties hereto and their respective counsel, if any; accordingly, this Agreement shall be deemed to be the product of all of the parties hereto, and no ambiguity shall be construed in favor of or against any one of the parties hereto.

6.9 **Counterparts**. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.10 **Additional Investors**. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Series B Preferred Stock after the date hereof pursuant to Section 1.3 of the Purchase Agreement, any purchaser of such shares of Series B Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional

Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

6.11 **Dispute Resolution**. Any parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of California and to the jurisdiction of the United States District Court for the Northern District of California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of California or the United States District Court for the Northern District of California, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

[*Signature Pages Follow.*]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Investors' Rights Agreement as of the date first written above.

COMPANY:

MERCURY TECHNOLOGIES, INC.

By: DocuSigned by: Immad Akhund
A72FA753097147D...

Name: Immad Akhund

Title: Chief Executive Officer

SCHEDULE 1

FOUNDERS

<u>SCHEDULE 2</u>

INVESTORS

Exhibit B-2

Amended and Restated Voting Agreement

MERCURY TECHNOLOGIES, INC.

AMENDED AND RESTATED
VOTING AGREEMENT

THIS AMENDED AND RESTATED VOTING AGREEMENT (this "**Agreement**") is made as of June 24, 2021, by and among Mercury Technologies, Inc., a Delaware corporation (the "**Company**"), Immad Akhund, Jason Cheng Zhang and Maximillian Gabriel Tagher (the "**Founders**"), the holders of the Company's Class A Common Stock, par value $0.0001 per share (the "**Class A Common Stock**"), and Class A-1 Common Stock, par value $0.0001 per share (the "**Class A-1 Common Stock**" and collectively with the Class A Common Stock, the "**Common Stock**"), listed on Schedule 1 (the "**Common Holders**," and collectively with the Founders, and any subsequent stockholders, or any transferees, who become parties hereto as "Key Holders" pursuant to Section 7.2 below, the "**Key Holders**"), and each holder of Preferred Stock (as defined below) listed on Schedule 2 (together with any subsequent investors, or transferees, who become parties hereto as "Investors" pursuant to Section 7.1 below, the "**Investors**" and, together with the Key Holders, the "**Stockholders**").

RECITALS

Concurrently with the execution of this Agreement, the Company and certain of the Investors are entering into a Series A Preferred Stock Purchase Agreement (the "**Purchase Agreement**") providing for the sale of shares of the Company's Series B Preferred Stock (the "**Series B Preferred Stock**"), Series B-1 Preferred Stock (the "**Series B-1 Preferred Stock**") and Series B-2 Preferred Stock, all par value $0.0001 per share (the "**Series B-2 Preferred Stock**" and collectively with the Series B Preferred Stock and the Series B-1 Preferred Stock, the "**Series B Stock**"). Certain of the Investors (the "**Existing Investors**") holding shares of the Company's Series Seed Preferred Stock, Series Seed-1 Preferred Stock, and Series Seed-2 Preferred Stock, all par value $0.0001 per share (the "**Series Seed Preferred Stock**") and/or Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, and Series A-5 Preferred Stock, all par value $0.0001 per share (the "**Series A Preferred Stock**" and (i) collectively with the Series Seed Preferred Stock, the Series B Preferred Stock and the Series B-1 Preferred Stock, the "**Voting Preferred Stock**" and (ii) collectively with the Series Seed Preferred Stock and the Series B Stock, the "**Preferred Stock**") and the Key Holders are parties to that certain Voting Agreement dated July 23, 2019, by and among the Company and the parties thereto (the "**Prior Agreement**"). The Company, the Key Holders and the Existing Investors party to the Prior Agreement desire to amend and restate that agreement to provide those Investors purchasing shares of the Series A Preferred Stock pursuant to the Purchase Agreement with the right, among other rights, to elect certain members of the board of directors of the Company (the "**Board**") in accordance with the terms of this Agreement.

The parties also desire to enter into this Agreement to set forth their agreements and understandings with respect to how Stockholders shall vote their Shares in favor of certain designees to the Board and on certain other matters. As used herein, "**Shares**" means any securities of the Company the holders of which are entitled to vote for members of the Board, including, without limitation, all shares of Common Stock, Founders Preferred Stock and Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise. The Company and the Key Holders desire to facilitate the voting arrangements set forth in this Agreement and to induce the Investors to purchase shares of Preferred Stock pursuant to the Purchase Agreement by agreeing to the terms and conditions set forth below.

AGREEMENT

NOW, THEREFORE, the parties agree as follows:

1. **Voting Provisions Regarding Board**.

1.1 Board Composition. Each Stockholder shall vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, as follows:

(a) One individual, who shall be the Company's Chief Executive Officer, initially Immad Akhund (the "**CEO Director**"), provided that if for any reason the CEO Director shall cease to serve as the Chief Executive Officer of the Company, each of the Stockholders shall promptly vote their respective Shares (i) to remove the former Chief Executive Officer of the Company from the Board if such person has not resigned as a member of the Board; and (ii) to elect such person's replacement as Chief Executive Officer of the Company as the new CEO Director;

(b) Two individuals designated from time to time by the holders of a majority of the shares of Class A Common Stock outstanding, each of which shall initially be vacant;

(c) One individual to serve as the Series A Director (as defined in the Certificate of Incorporation) who shall be designated by CRV XVII, LP ("**CRV**"), which individual shall initially be Saar Gur, for so long as CRV continues to own beneficially at least 420,057 shares of Class A Common Stock of the Company (including shares of Class A Common Stock issued or issuable upon conversion of Voting Preferred Stock), which number is subject to appropriate adjustment for all stock splits, dividends, combinations, recapitalizations and the like.

(d) In the absence of any nomination from the persons with the right to nominate a director as specified above, the director or directors previously nominated by such persons and then serving shall be reelected if still eligible to serve as provided herein; provided, however that if no director or directors has previously been nominated by such persons with the right to nominate a director as specified above, then such directorship(s) shall remain vacant.

(e) To the extent that the application of Sections 1.1(a) through 1.1(d) above shall result in the designation of less than all of the authorized directors, then any remaining directors shall be nominated and elected by the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Certificate of Incorporation

1.2 Removal; Vacancies. Any director of the Company may be removed from the Board in the manner allowed by law and the Certificate of Incorporation and Bylaws, but with respect to any director nominated pursuant to Sections 1.1(a), 1.1(b), or 1.1(c) above, only upon the vote or written consent of the Stockholders (or other persons) entitled to nominate such director. Any vacancy created by the resignation, removal or death of a director elected pursuant to Section 1.1 above shall be filled pursuant to the provisions of Section 1.1.

2. **Additional Representations and Covenants**.

2.1 No Revocation. The voting agreements contained herein are coupled with an interest and may not be revoked during the term of this Agreement.

2.2 Change in Number of Directors. The Stockholders will not vote their shares of capital stock of the Company (or any such shares held in trust over which they have voting power) for any amendment or change to the Certificate of Incorporation or Bylaws providing for the election of more or less than four (4) directors, or any other amendment or change to the Certificate of Incorporation or Bylaws inconsistent with the terms of this Agreement.

2.3 Legends. Each certificate representing, or in the case of uncertificated securities, any notice of issuance with respect to, shares of the Company's capital stock held by the Stockholders or their assignees shall bear the following legend:

> "THE SECURITIES REFERENCED HEREIN ARE SUBJECT TO THE TERMS AND CONDITIONS OF AN AGREEMENT BY AND AMONG THE COMPANY AND CERTAIN STOCKHOLDERS OF THE COMPANY, A COPY OF WHICH IS ON FILE WITH AND MAY BE OBTAINED FROM THE SECRETARY OF THE COMPANY AT NO CHARGE, WHICH PLACES CERTAIN RESTRICTIONS ON THE VOTING OF THE SECURITIES REFERENCED HEREIN. ANY PERSON ACCEPTING ANY INTEREST IN SUCH SECURITIES SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SAID AGREEMENT."

2.4 Required Notices. Each Stockholder acknowledges that the Shares are issued and shall be held subject to all the provisions of Section 2.3, the Certificate of Incorporation and the Bylaws of the Company and any amendments thereto, copies of which are on file at the principal office of the Company. A statement of all of the rights, preferences, privileges and restrictions granted to or imposed upon the respective classes and/or series of shares of stock of the Company and upon the holders thereof may be obtained by any stockholder upon request and without charge, at the principal office of the Company, and the Company will furnish any stockholder, upon request and without charge, a copy of such statement. Each Stockholder acknowledges that the provisions of Sections 2.3 and 2.4 shall constitute the notices required by Sections 151(f) and 202(a) of the Delaware General Corporation Law and each Stockholder hereby expressly waives the requirement of Section 151(f) of the Delaware General Corporation Law that it receive the written notice provided for in Sections 151(f) and 202(a) of the Delaware General Corporation Law within a reasonable time after the issuance of the Shares.

2.5 Grant of Proxy. Upon the failure of any party to this Agreement to vote such party's Shares in accordance with the terms of this Agreement within five days of the Company's written request for such vote, such party hereby appoints and constitutes the officer of the Company designated by the Board from time to time as the attorney and proxy of such party with the full power of substitution and resubstitution, to the full extent of such party's rights, with respect to all voting capital stock of the Company owned by such Stockholder, which proxy (the "**Proxy**") shall be irrevocable until this Agreement terminates pursuant to its terms or this Section 2.5 is amended to remove such party's grant of proxy in accordance with Section 8.3, to vote all shares of capital stock then held by such party in the manner provided in Section 1. The parties agree that the Proxy is coupled with an interest and is given to secure the performance of each party's duties under this Agreement.

2.6 Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any other party, that this Agreement shall be specifically enforceable and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

2.7 Disqualification. Each Stockholder represents that neither such Stockholder, the designee of such Stockholder pursuant to Section 1.1 (if any) nor any person or entity with whom Stockholder shares beneficial ownership of Company securities, is subject to any of the "**Bad Actor**" disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act of 1933, as amended. Each Stockholder also agrees to notify the Company if Stockholder, the designee of such Stockholder pursuant to Section 1.1 (if any) or any person or entity with whom Stockholder shares beneficial ownership of Company securities becomes subject to such disqualifications after the date hereof (so long as Stockholder or any such person beneficially owns any equity securities of the Company).

2.8 Indemnification. The Company and each member of the Board elected pursuant to this Agreement shall execute the Company's standard form of indemnification agreement.

2.9 Drag-Along Rights.

(a) Exercise of the Drag-Along. In the event that (a) the holders of a majority of the then outstanding shares of Class A Common Stock (voting as a separate class and excluding Common Stock issued upon conversion of Founders Preferred Stock and Preferred Stock) who are then providing services to the Company as officers, employees or consultants, (b) the holders of a majority of the shares of Class A Common Stock then issued or issuable upon conversion of the shares of Preferred Stock, voting together as a single class ((a) and (b), the "**Requisite Holders**"), and (c) the Board, approve a "**Liquidation Transaction**" (as defined in the Company's Third Amended and Restated Certificate of Incorporation) or a sale of all of the Drag Shares held by the Requisite Holders (each, a "**Company Sale**"), (i)(A) if the Company Sale is structured as a merger or consolidation of the Company, or a sale of all or substantially all of the Company's assets, each Stockholder shall vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary (1) to ensure that at each annual or special meeting of stockholders at which a vote regarding a Company Sale is held or pursuant to any written consent of the stockholders regarding a Company Sale, each Stockholder agrees to be present, in person or by proxy, at all meetings for the vote thereon, (2) to vote all Shares for and raise no objections to such Company Sale, and (3) to waive and refrain from exercising any dissenters rights, appraisal rights or similar rights in connection with such merger, consolidation or asset sale, or (B) if the Company Sale is structured as a sale of the stock of the Company, each Stockholder shall agree to sell all Drag Shares which such Stockholder owns or over which such Stockholder otherwise exercises dispositive authority on the terms and conditions approved by the Requisite Holders, and (ii) in the event that the Requisite Holders, in connection with such Company Sale, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Company Sale of the Company, (A) to consent to the appointment of such Stockholder Representative, the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Company Sale, and (B) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith or willful misconduct; provided in each case that such terms do not provide that such Stockholders would receive as a result of such Company Sale less than the amount that would be distributed to Stockholders in the event the proceeds of such Company Sale were distributed in accordance with the liquidation preferences set forth in Company's Certificate of Incorporation in effect immediately prior to the Company Sale (assuming for this purpose that the Company Sale is a Liquidation Transaction). As used herein, "**Drag Shares**" means any and all securities of the Company, including, without limitation, all shares of Common Stock, Founders

Preferred Stock and Preferred Stock of the Company, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise. The Stockholders shall each take all necessary and desirable actions reasonably determined by the Board to be necessary in connection with the approval, participation in, and consummation of, the Company Sale, including the execution of such agreements and such instruments and other actions reasonably necessary to consummate the Company Sale and effectuate the allocation and distribution of the aggregate consideration upon the Company Sale, including providing the representations, warranties, indemnities, covenants, conditions, escrow agreements and other provisions and agreements relating to such Company Sale.

(b) Exceptions. Notwithstanding the foregoing, a Stockholder shall not be required to comply with Section 2.9(a) in connection with any proposed Company Sale unless:

(i) any representations and warranties to be made by such Stockholder in connection with the Company Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Drag Shares held by such Stockholder, including representations and warranties that (A) the Stockholder holds all right, title and interest in and to the Drag Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (B) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (C) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms and (D) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(ii) the Stockholder shall not be liable for the inaccuracy of any representation or warranty made by any other person or entity in connection with the Company Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Stockholder of any of identical representations, warranties and covenants provided by all Stockholders);

(iii) the liability for indemnification, if any, of such Stockholder in the Company Sale and for the inaccuracy of any representations and warranties made by the Company in connection with such Company Sale, is several and not joint with any other person or entity (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Stockholder of any of identical representations, warranties and covenants provided by all Stockholders), and is pro rata in proportion to the amount of consideration paid to such Stockholder in connection with such Company Sale (in accordance with the Company's Third Amended and Restated Certificate of Incorporation);

(iv) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Company Sale in accordance with the provisions of the Company's Third Amended and Restated Certificate of Incorporation) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Company Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(v) upon the consummation of the Company Sale, (A) each holder of shares of a class or series of the Company's shares of capital stock shall have the right receive the same

form of consideration for their shares of such class or series as is received by other holders of such same class or series of shares of capital stock of the Company, and (B) each holder of shares of a class or series of capital stock of the Company will receive the same amount of consideration per share of such class or series of shares as is received by all other holders in respect of their shares of such same class or series, and (C) unless waived pursuant to the terms of the Company's Certificate of Incorporation then in effect, and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock, Founder Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock, Founder Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Founder Preferred Stock and Common Stock are entitled in a Liquidation Transaction (assuming for this purpose that the Proposed Sale is a Liquidation Transaction) in accordance with the Company's Certificate of Incorporation in effect immediately prior to the Company Sale; provided, however, that, notwithstanding the foregoing provisions of this Section 2.9(b)(v), if the consideration to be paid in exchange for the Shares held by Key Holders or Investors, as applicable, pursuant to this Section 2.9(b)(v) includes any securities and due receipt thereof by any Key Holder or Investor would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Key Holder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Key Holder or Investor in lieu thereof, against surrender of the Key Holder Shares or Investor Shares, as applicable, which would have otherwise been sold by such Key Holder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Key Holder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for the Key Holder Shares or Investor Shares, as applicable;

(vi) subject to clause (v) above, requiring the same form of consideration to be available to the holders of any single class or series of the Company's shares of capital stock, if any holders of any shares of capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Company Sale, all holders of such same class or series of capital stock will be given the same option; and

(vii) no Investor nor any of its Affiliates that is a venture capital fund shall be required to enter into any non-competition, no-hire or non-solicitation covenant or any release of claims other than a release in customary form of claims arising solely in such Investor's capacity as a stockholder of the Company.

(c) No Circumvention of Separate Voting Rights. The holders of Series B Preferred Stock shall not be required to comply with any of the foregoing provisions of this Section 2.9 to the extent such compliance would directly or indirectly compel the consent of the holders of Series B Preferred Stock to any matter specified elsewhere herein or in the Company's Third Amended and Restated Certificate of Incorporation that requires the separate consent of the Series B Preferred Stock voting as a series.

3. **Termination**.

3.1 Termination Events. This Agreement shall terminate and have no further force or effect upon the earlier of:

(a) the liquidation, dissolution or indefinite cessation of the business operations of the Company;

(b) the consummation of a public offering by the Company of shares of its Common Stock pursuant to a registration statement under the Securities Act of 1933, as amended, in connection with which all the then-outstanding shares of Preferred Stock are converted into shares of Common Stock pursuant to the Company's Third Amended and Restated Certificate of Incorporation as such Amended and Restated Certificate of Incorporation may be amended from time to time; or

(c) the consummation of a transaction or series of related transactions deemed to be a liquidation, dissolution or winding up of the Company pursuant to the Company's Certificate of Incorporation, provided that the terms of Section 2.9 will continue after the closing of any Company Sale to the extent necessary to enforce the provisions of Section 2.9 with respect to such Company Sale.

3.2 Removal of Legend. At any time after the termination of this Agreement in accordance with Section 3.1, any holder of a stock certificate or notice of issuance legended pursuant to Section 2.3 may surrender such certificate to the Company for removal of the legend, and the Company will duly reissue a new certificate or notice of issuance without the legend.

4. **Obligation of Company; Binding Nature of Exercise**. The Company agrees to cooperate with the parties in their enforcement of the terms of this Agreement, to inform the Key Holders and Investors of any breach hereof (to the extent the Company has knowledge thereof) and to use reasonable efforts to assist the Key Holders and Investors in the exercise of their rights and the performance of their obligations hereunder.

5. **No Liability for Election of Recommended Directors**. Neither the Company, the Key Holder, the Investors, nor any officer, director, holder of capital stock, partner, employee or agent of any such party, makes any representation or warranty as to the fitness or competence of the nominee of any party hereunder to serve on the Board by virtue of such party's execution of this Agreement or by the act of such party in voting for such nominee pursuant to this Agreement. Furthermore no fiduciary duty, duty of care, duty of loyalty or other heightened duty shall be created or imposed upon any party to any other party, the Company or any other stockholder of the Company, by reason of this Agreement or any right or obligation hereunder.

6. **Aggregation of Stock**. All shares of capital stock of the Company held or acquired by Affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate. As used herein, "**Affiliate**" means, with respect to any specified Investor, any other Investor who, directly or indirectly, controls, is controlled by or is under common control with such Investor, including, without limitation, any general partner, managing member, officer or director of such Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, such Investor.

7. **Additional Parties**.

7.1 Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Series B Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of shares of such shares become a party to this Agreement by executing an adoption agreement or counterpart signature page agreeing to be bound by and subject to the terms of this Agreement as an Investor and a Stockholder hereunder.

7.2 In the event that the Company enters into an agreement or approves any transfer involving any person (whether or not such person is an individual or an entity), following which such person

would hold shares of Common Stock constituting one percent (1%) or more of the Company's then-outstanding voting stock (treating for this purpose all shares of Common Stock issuable upon the exercise or conversion of exercisable or convertible securities as outstanding), then the Company shall cause such person, as a condition precedent to entering into such agreement or approving such transfer, to become a party to this Agreement by executing an adoption agreement or counterpart signature page agreeing to be bound by and subject to the terms of this Agreement as a Common Holder and a Stockholder.

8. **Miscellaneous**.

8.1 Governing Law. The validity, interpretation, construction and performance of this Agreement, and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the General Corporation Law of the state of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the laws of the state of California, without giving effect to principles of conflicts of law.

8.2 Entire Agreement. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated to read in its entirety as set forth in this Agreement. This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter herein and supersedes all prior or contemporaneous discussions, understandings and agreements, whether oral or written, between them relating to the subject matter hereof.

8.3 Amendments and Waivers. Any term of this Agreement may be amended or waived only with the written consent of (a) the Company, (b) the holders of at least a majority of the shares of Class A Common Stock held by the Key Holders (or their respective successors, assigns and legal representatives) who are then providing services to the Company as officers, employees or consultants and (c) the holders of at least a majority of the Company's outstanding Voting Preferred Stock (or their respective successors and assigns); provided, that if a Key Holder is on maternity or paternity leave, leave due to medical issues of the Key Holder or any or Immediate Family thereof, or a sabbatical approved by the Board, such Key Holder shall still be deemed to be "then providing services". "**Immediate Family**" means lineal descendant or antecedent, spouse (or spouse's antecedents), father, mother, brother or sister (or their descendants), stepchild (or their antecedents or descendants), aunt or uncle (or their antecedents or descendants), brother-in-law or sister-in-law (or their antecedents or descendants) and shall include adoptive relationships, or any person sharing the Founder's household (other than a tenant or an employee). Any amendment or waiver effected in accordance with this Section 8.3 shall be binding upon the Company, the Key Holders, the Investors, and each of their respective successors and assigns. Notwithstanding the foregoing:

(a) any amendment to Section 1.1(c) or this Section 8.3(a) shall require the written consent of CRV;

(b) any amendment to Section 2.9 or this Section 8.3(b) shall require the written consent of the holders of a majority of the then outstanding shares of Class A Common Stock (voting as a separate class and excluding Common Stock issued upon conversion of Founders Preferred Stock and Preferred Stock); and

(c) any amendment to Section 2.9(c) or this Section 8.3(c) shall require the written consent of the holders of at least a majority of the Company's outstanding Series B Preferred Stock.

8.4 Successors and Assigns. Except as otherwise provided in this Agreement, this Agreement, and the rights and obligations of the parties hereunder, will be binding upon and inure to the

benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives. The Company may assign any of its rights and obligations under this Agreement. No other party to this Agreement may assign, whether voluntarily or by operation of law, any of its rights and obligations under this Agreement, except with the prior written consent of the Company.

8.5 Notices.

(a) Any notice, demand or request required or permitted to be given under this Agreement shall be in writing and shall be deemed sufficient when delivered personally or by overnight courier or sent by email, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address as set forth on the signature page, as subsequently modified by written notice, or if no address is specified on the signature page, at the most recent address set forth in the Company's books and records.

(b) Each Stockholder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law, as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address as on the books of the Company. Each Stockholder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

8.6 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

8.7 Construction. This Agreement is the result of negotiations between and has been reviewed by each of the parties hereto and their respective counsel, if any; accordingly, this Agreement shall be deemed to be the product of all of the parties hereto, and no ambiguity shall be construed in favor of or against any one of the parties hereto.

8.8 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

8.9 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

[*Signature Pages Follow.*]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Voting Agreement as of the date first written above.

COMPANY:

MERCURY TECHNOLOGIES, INC.

By: DocuSigned by: Immad Akhund
A72FA753097147D...

Name: Immad Akhund

Title: Chief Executive Officer

SCHEDULE 1

KEY HOLDERS

SCHEDULE 2

INVESTORS

Exhibit B-3

Amended and Restated Right of First Refusal and Co-Sale Agreement

MERCURY TECHNOLOGIES, INC.

AMENDED AND RESTATED
RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

This Amended and Restated Right of First Refusal and Co-Sale Agreement (this "**Agreement**") is made and entered into as of June 24, 2021, by and among Mercury Technologies, Inc., a Delaware corporation (the "**Company**"), Immad Akhund, Jason Cheng Zhang and Maximillian Gabriel Tagher (the "**Founders**"), the holders of the Company's Class A Common Stock, par value $0.0001 per share (the "**Class A Common Stock**"), and Class A-1 Common Stock, par value $0.0001 per share (the "**Class A-1 Common Stock**" and collectively with the Class A Common Stock, the "**Common Stock**") listed on Schedule 1 and each person who hereafter becomes a signatory to this Agreement pursuant to Section 7.1 (the "**Common Holders**," and together with the Founders, the "**Holders**"), and each holder of Preferred Stock (as defined below) listed on Schedule 2 hereto, each person to whom the rights of an Investor are assigned pursuant to Section 1.7 and each person who hereafter becomes a signatory to this Agreement pursuant to Section 7.2 (the "**Investors**").

RECITALS

The Company, the Holders and certain of the Investors holding shares of the Company's Series Seed Preferred Stock, Series Seed-1 Preferred Stock, and Series Seed-2 Preferred Stock, all par value $0.0001 per share (collectively, the "**Series Seed Preferred Stock**") previously entered into an Amended and Restated Right of First Refusal and Co-Sale Agreement, dated July 23, 2019 (the "**Prior Agreement**"), in connection with the purchase of shares of the Company's Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, and Series A-5 Preferred Stock, all par value $0.0001 per share (collectively, the "**Series A Preferred Stock**" and collectively with the Series Seed Preferred Stock, the "**Prior Preferred**").

The Holders, certain of the Investors holding a majority of the Prior Preferred (the "**Existing Investors**") and the Company desire to induce certain of the Investors to purchase shares of the Company's Series B Preferred Stock (the "**Series B Preferred Stock**"), Series B-1 Preferred Stock (the "**Series B-1 Preferred Stock**" and collectively with the Prior Preferred, the "**Voting Preferred Stock**") and Series B-2 Preferred Stock, all par value $0.0001 per share (the "**Series B-2 Preferred Stock**" and collectively with the Voting Preferred Stock, the "**Preferred Stock**"), pursuant to that certain Series B Preferred Stock Purchase Agreement dated as of the date hereof by and among the Company and such Investors (the "**Purchase Agreement**") by amending and restating the Prior Agreement to provide the Investors with the rights and privileges as set forth herein, including the opportunity to purchase and/or participate, upon the terms and conditions set forth in this Agreement, in subsequent sales by the Holders of shares of the Company's Common Stock or Founders Preferred Stock, including (without limitation) any shares of the Company's capital stock issued or issuable upon conversion of the Company's Founders Preferred Stock (the "**Subject Shares**").

The Company, the Holders, and the Investors, including the Existing Investors, each hereby agree to amend and restate the Prior Agreement in its entirety as set forth herein.

AGREEMENT

The parties agree as follows:

1. **Sales by Holders**.

1.1 Notice of Sales; Assignment of Company Right of First Refusal.

(a) Should any Holder (or a Permitted Transferee, as defined below) propose to accept one or more bona fide offers (collectively, a "**Purchase Offer**") from any persons to purchase Subject Shares from such Holder (other than as set forth in Section 1.6 of this Agreement), such Holder shall promptly deliver a notice (the "**Notice**") to the Company and each Major Investor (as defined below) stating the terms and conditions of such Purchase Offer including, without limitation, the number of Subject Shares proposed to be sold or transferred (such Subject Shares are referred to herein as the "**Offered Shares**"), the nature of such sale or transfer, the consideration to be paid, the name and address of each prospective purchaser or transferee and the intended dated of closing of the Purchase Offer. As used herein, "**Major Investor**" shall mean any Investor (collectively with such Investor's Affiliates) holding not less than 911,184 Conversion Shares (as defined below).

(b) The Company agrees that in the event that the Company declines to exercise in full the right of first refusal set forth in (i) the Company's bylaws, (ii) Section 3 of the Common Stock Purchase Agreement between such Holder and the Company or (iii) any other agreement that includes a right of first refusal in favor of the Company (collectively, the "**Right of First Refusal**"), the Company will provide each Major Investor with notice of such determination at least 25 days prior to the end of the period in which the Right of First Refusal expires under the bylaws or such agreement described in (ii) or (iii) above (the "**Company Notice**"). Each Major Investor shall then have the right to submit notice of its irrevocable commitment to exercise such Right of First Refusal ("**Exercise Notice**") to the Company within 10 days after receipt of the Company Notice, as the Company's assignee on a pro rata basis, based upon the number of Conversion Shares (as defined below) held by such Major Investor relative to the aggregate number of Conversion Shares held by all Major Investors. The Company will provide notice to all Major Investors as to whether or not the Right of First Refusal has been or will be exercised by the Company or the Major Investors. In the event that not all of the Major Investors elect to purchase all of their pro rata amount of the Offered Shares, then the Company shall promptly, but in any event prior to the date that is 15 days following receipt of the Company Notice by all Major Investors, give written notice to each of the Major Investors who have fully exercised their Right of First Refusal under this Section 1.1(b) (the "**Overallotment Notice**"), which shall set forth the number of Offered Shares of the Holder not purchased by the Company or the other Major Investors and available for purchase, and shall offer such fully exercising Major Investors the right to acquire such unsubscribed shares. Each fully exercising Major Investor shall have 10 days after receipt of the Overallotment Notice to deliver a notice (the "**Exercising Investors Notice**") to the Holder of its irrevocable commitment to purchase the shares available for purchase on a pro rata basis, based upon the number of Conversion Shares held by such Major Investor relative to the aggregate number of Conversion Shares held by all fully exercising Major Investors. Such fully exercising Major Investors shall then effect the purchase of the Offered Shares, including payment of the purchase price, prior to the later of (i) the intended date of closing set forth in the Notice and (ii) 15 days after delivery of the Exercising Investors Notice, and at such time, the Holder shall deliver to the Major Investors the certificates for any certificated Offered Shares to be purchased by such fully exercising Major Investors, each certificate to be properly endorsed for transfer, or a stock power properly endorsed for transfer in the case of any uncertificated Offered Shares to be purchased by such fully exercising Major Investors.

1.2 Co-Sale Right. To the extent that the Right of First Refusal is not exercised by the Company or the Major Investors, each Major Investor shall have the right (the "**Co-Sale Right**"), exercisable upon written notice to the Company within 15 business days after the expiration of the Right of First Refusal to participate in such Holder's sale of Offered Shares pursuant to the specified terms and conditions of such Purchase Offer (the "**Co-Sale Notice**"). To the extent a Major Investor exercises such

Co-Sale Right in accordance with the terms and conditions set forth below, the number of Offered Shares which such Holder may sell pursuant to such Purchase Offer shall be correspondingly reduced. The Co-Sale Right of each Major Investor shall be subject to the following terms and conditions:

(a) Calculation of Shares. Each Major Investor may sell all or any part of that number of shares of Conversion Shares equal to the product obtained by multiplying (i) the aggregate number of Offered Shares not subscribed for pursuant to Section 1.1 by (ii) a fraction, the numerator of which is the number of Conversion Shares at the time owned by such Major Investor and the denominator of which is the sum of (A) the total number of Conversion Shares at the time owned by all Major Investors participating in such sale plus (B) the total number of Conversion Shares at the time owned by such Holder, including shares transferred by such Holder to Permitted Transferees (as defined below) in accordance with this Agreement. As used herein, "**Conversion Shares**" means (i) shares of Common Stock, Preferred Stock and Founders Preferred Stock (whether now outstanding or hereafter issued in any context), (ii) shares of Common Stock issued or issuable upon conversion of Preferred Stock or Founders Preferred Stock, and (iii) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Major Investor, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Conversion Shares held by a Major Investor (or any other calculation based thereon), all shares of Preferred Stock and Founders Preferred Stock shall be deemed to have been converted into Common Stock at the then applicable conversion ratio.

(b) Delivery of Certificates or Stock Power. Each Major Investor may effect its participation in the sale by delivering to the selling Holder for transfer to the prospective purchaser one or more certificates or a stock power, as applicable, properly endorsed for transfer, with respect to the Conversion Shares that such Major Investor elects to sell.

1.3 Transfer. The stock certificate(s) or stock power that the Major Investor delivers to the selling Holder pursuant to Section 1.2 shall be delivered by such Holder to the prospective purchaser in consummation of the sale pursuant to the terms and conditions specified in the Notice, and such Holder shall promptly thereafter remit to such Major Investor that portion of the sale proceeds to which such Major Investor is entitled by reason of its participation in such sale. To the extent that any prospective purchaser or purchasers prohibits such assignment or otherwise refuses to purchase Conversion Shares from a Major Investor exercising its Co-Sale Right hereunder, the selling Holder or Holder shall not sell to such prospective purchaser or purchasers any Offered Shares unless and until, simultaneously with such sale, the selling Holder or Holder shall purchase such Conversion Shares from such Major Investor for the same consideration and on the same terms and conditions as the proposed transfer described in the Notice (which terms and conditions shall be no less favorable than those governing the sale to the purchaser by the Holder or Holders).

1.4 Non-Exercise of Rights. To the extent that the Company and the Major Investors have not exercised in full their Right of First Refusal to purchase the Offered Shares, the selling Holder shall have a period of 60 days from the expiration of such rights in which to sell any unpurchased Offered Shares upon terms and conditions no more favorable than those specified in the Notice, to the third party transferee(s) identified in the notice; *provided* that any such sale or other transfer is effected in accordance with any applicable securities laws and the transferee identified in the notice agrees in writing that the provisions of Section 1 shall continue to apply to the Subject Shares in the hands of such transferee. The Company, in consultation with its legal counsel, may require the Holder to provide an opinion of counsel evidencing compliance with applicable securities laws. In the event such selling Holder does not consummate the sale or disposition of the Offered Shares within the 60 day period commencing with the expiration of these rights, the Company's Right of First Refusal and the Major Investors' Rights of First Refusal and Co-Sale Rights shall again become applicable to such sale or disposition or to any subsequent

sale or disposition of Subject Shares, and no such sale or disposition may occur without the Holder first complying with the terms of Sections 1.1 and 1.2 above.

1.5 No Adverse Effect. The exercise or non-exercise of the rights of the Major Investors hereunder to participate in one or more sales of Subject Shares made by a Holder shall not adversely affect their rights to participate in subsequent sales of Subject Shares by a Holder.

1.6 Permitted Transactions. The provisions of Section 1 of this Agreement shall not pertain or apply to:

(a) any repurchase of Holders' shares of Common Stock by the Company pursuant to (i) agreements under which the Company has the option to repurchase such Holders' shares at the lower of cost or fair market value upon the occurrence of certain events or (ii) repurchase agreements in substantially the form provided to lead counsel to the Investors pursuant to which the Company will repurchase up to 520,672 Subject Shares from certain of the Holders on or before October 23, 2021;

(b) a transfer of Subject Shares by such Common Holder to an Affiliate; or

(c) any transfer made for bona fide estate planning purposes to a Holder's Immediate Family or a trust for the benefit of the Holder or the Holder's Immediate Family for no consideration ("**Immediate Family**" as used herein shall mean lineal descendant or antecedent, spouse (or spouse's antecedents), father, mother, brother or sister (or their descendants), stepchild (or their antecedents or descendants), aunt or uncle (or their antecedents or descendants), brother-in-law or sister-in-law (or their antecedents or descendants) and shall include adoptive relationships, or any person sharing the Holder's household (other than a tenant or an employee)); *provided*, *in each case*, that (i) the transferring Holder shall inform the Major Investors of such pledge, transfer or gift prior to effecting it, and (ii) the pledgee, transferee or donee (each a "**Permitted Transferee**") shall furnish such Major Investors with a written agreement to be bound by and comply with all provisions of this Agreement applicable to the transferring Holder; *provided* that the foregoing shall not apply to transfers pursuant to subsection (a) above.

1.7 Assignment of Rights. The rights of the Major Investors set forth in this Section 1 may be assigned (but only with all related obligations) only to a transferee or assignee of at least ten percent (10%) of an Major Investor's Conversion Shares set forth on Schedule 2 (or all of such Major Investor's Conversion Shares if such Major Investor holds less than ten percent (10%) of such amount) *provided* that (a) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such rights are being assigned, and (b) such transferee agrees in writing to be bound by the provisions of this Agreement, and (c) such transferee is not an actual or potential competitor of the Company, as determined in good faith by the Company's Board of Directors. Notwithstanding the foregoing, any Major Investor may transfer its rights set forth in this Section 1 without regard to the minimum number of Conversion Shares described in the first sentence of this Section 1.7 if the transferee is a constituent partner or member of such Major Investor or an entity controlling, controlled by or under common control with such Major Investor.

2. **Transfer Restrictions**.

2.1 Call Option. In the event of a prohibited transfer in violation of any of Section 1 hereof (a "**Prohibited Transaction**"), the Major Investors shall have the option to purchase from the pledgee, purchaser, donee or transferee of such stock transferred in violation of any of Section 1, the number of shares that the Major Investor would have been entitled to purchase had such Prohibited Transaction been effected in accordance with Section 1 hereof, on the following terms and conditions:

(a) The price per share at which the shares are to be purchased by the Major Investor shall be equal to the price per share paid to such Holder by the third-party purchaser or purchasers of such stock that is subject to the Prohibited Transaction; and

(b) The Holder effecting such Prohibited Transaction shall reimburse the Major Investor for any and all fees and expenses, including legal fees and expenses, incurred in effecting such purchase.

2.2 Put Option. In the event that a Holder should sell any of his or her stock in contravention of the Co-Sale Right in Section 1.2 (a "**Prohibited Transfer**"), each Major Investor, in addition to such other remedies as may be available at law, in equity or hereunder, shall have the put option provided below, and such Holder shall be bound by the applicable provisions of such option.

(a) In the event of such Prohibited Transfer, each Major Investor shall have the right to sell to such Holder the type and number of shares of Common Stock equal to the number of shares each Major Investor would have been entitled to transfer to the purchaser under Section 1.2 had the Prohibited Transfer been effected pursuant to and in compliance with the terms hereof. Such sale shall be made on the following terms and conditions:

(b) The price per share at which the shares are to be sold to the Holder shall be equal to the price per share paid by the purchaser to such Holder in such Prohibited Transfer.

(c) Within 90 days after the date on which a Major Investor received notice of the Prohibited Transfer, such Major Investor shall, if exercising the option created hereby, deliver to the Holder the certificate(s) representing any certificated shares to be sold, each certificate to be properly endorsed for transfer, or a stock power properly endorsed for transfer in the case of any uncertificated shares to be sold.

(d) Such Holder shall, upon receipt of the certificate(s) or stock power, as applicable, for the shares to be sold by an Major Investor, pursuant to this Section 2.2, pay the aggregate purchase price therefor and for any and all fees and expenses, including legal fees and expenses, incurred in effecting such purchase.

2.3 Legends. Each certificate representing, or in the case of uncertificated securities, each notice of issuance with respect to, Subject Shares now or hereafter owned by the Holders or issued to any Permitted Transferee pursuant to Section 1.6 shall bear the following legend:

> "THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REFERENCED HEREIN IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND BETWEEN THE HOLDER, THE CORPORATION AND CERTAIN HOLDERS OF COMMON AND PREFERRED STOCK OF THE CORPORATION, A COPY OF WHICH IS ON FILE WITH AND MAY BE OBTAINED FROM THE SECRETARY OF THE COMPANY AT NO CHARGE."

2.4 Required Notices. Each Holder acknowledges that the Subject Shares are issued and shall be held subject to all the provisions of Section 2.3, the Certificate of Incorporation and the Bylaws of the Company and any amendments thereto, copies of which are on file at the principal office of the Company. A statement of all of the rights, preferences, privileges and restrictions granted to or imposed upon the respective classes and/or series of shares of stock of the Company and upon the holders thereof may be obtained by any stockholder upon request and without charge, at the principal office of the

Company, and the Company will furnish any stockholder, upon request and without charge, a copy of such statement. Each Holder acknowledges that the provisions of Sections 2.3 and 2.4 shall constitute the notices required by Sections 151(f) and 202(a) of the Delaware General Corporation Law and each Holder hereby expressly waives the requirement of Section 151(f) of the Delaware General Corporation Law that it receive the written notice provided for in Sections 151(f) and 202(a) of the Delaware General Corporation Law within a reasonable time after the issuance of the Subject Shares.

2.5 Stock Sale Restriction. Each Holder agrees that it shall not be a party to any Stock Sale unless all holders of Preferred Stock of the Company are permitted to participate in such Stock Sale and the consideration received pursuant to such Stock Sale is allocated among the parties thereto as if such Stock Sale were a "Liquidation Transaction" pursuant to the Company's Second Amended and Restated Certificate of Incorporation. A "Stock Sale" means any transaction, series of related transactions or series of unrelated transactions in which a person or entity, or a group of affiliated (or otherwise related) persons or entities acquires more than fifty percent (50%) of the outstanding voting stock of the Company.

2.6 Effect of Failure to Company. Without limiting any other rights of the Investors set forth herein, any proposed transfer by a Holder pursuant to a Purchase Offer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Subject Shares not made in strict compliance with this Agreement).

2.7 Stop Transfer Instructions. In order to enforce the foregoing covenants, the Company may impose stop-transfer instructions with respect to the Subject Shares of each Holder (and transferees and assignees thereof) until the end of such restricted period.

3. **Agreement to Lock-Up**. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's initial public offering (the "**IPO**") and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days), (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Subject Shares held immediately prior to the effectiveness of the registration statement for the IPO; or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Subject Shares, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Subject Shares or other securities, in cash or otherwise. The foregoing provisions of this Section 3 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to the Holders if all officers, directors and holders of more than one percent (1%) of the outstanding Common Stock (after giving effect to the conversion into Common Stock of all outstanding Preferred Stock and Founders Preferred Stock) enter into similar agreements. The underwriters in connection with the IPO are intended third party beneficiaries of this Section 3 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO that are consistent with this Section 3 or that are necessary to give further effect thereto.

4. **Termination**.

4.1 Termination Events. This Agreement shall terminate and have no further force or effect upon the earliest to occur of any one of the following events (and shall not apply to any transfer by a Holder in connection with any such event):

(a) a "Liquidation Event" (as defined in the Company's Second Amended and Restated Certificate of Incorporation); or

(b) the consummation of a public offering by the Company of shares of its Common Stock pursuant to a registration statement under the Securities Act in connection with which all the then-outstanding shares of Preferred Stock are converted into shares of Common Stock pursuant to the Company's Amended and Restated Certificate of Incorporation as such Amended and Restated Certificate of Incorporation may be amended from time to time.

4.2 Removal of Legend. At any time after the termination of this Agreement in accordance with Section 3.1, any holder of a stock certificate or notice of issuance legended pursuant to Section 2.3 may surrender such certificate or notice of issuance to the Company for removal of such legend, and the Company will duly reissue a new certificate or notice of issuance without the legend.

5. **Obligation of Company; Binding Nature of Exercise**. The Company agrees to cooperate with the parties in their enforcement of the terms of this Agreement, to inform the Holders and Investors of any breach hereof (to the extent the Company has knowledge thereof) and to use reasonable efforts to assist the Holders and Investors in the exercise of their rights and the performance of their obligations hereunder. Any exercise of the Right of First Refusal or Co-Sale Right will be binding upon the party so exercising, and may not be withdrawn without the written consent of such Holder, except that such exercise may be withdrawn unilaterally by the exercising party if there is any legal prohibition as to a party's consummation of its purchase or sale hereunder.

6. **Conflicts with Previously Granted Rights of First Refusal**. In the event of any conflict between the terms and conditions set forth in this Agreement and those set forth in any prior agreement between the Company and a Holder granting a right of first refusal to the Company with respect to transfers of Holder's Subject Shares, the terms and conditions set forth in this Agreement shall prevail. If, however, this Agreement shall terminate, the right of first refusal provisions contained in any prior agreement between the Company and a Holder shall be in full force and effect in accordance with its terms. For clarity, it is expressly intended that the Company's rights of first refusal in prior agreements between the Company and a Holder shall continue in full force and effect (or as modified hereby) and shall be exercised or waived prior to the exercise of rights of first refusal and co-sale hereunder.

7. **Aggregation of Stock**. All shares of capital stock of the Company held or acquired by Affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate. As used herein, "**Affiliate**" means, with respect to any specified Holder or Investor, any other party who, directly or indirectly, controls, is controlled by or is under common control with such Holder or Investor, including, without limitation, any general partner, managing member, officer or director of such Holder or Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, such Holder or Investor.

8. **Additional Parties**.

8.1 In the event that the Company enters into an agreement or approves any transfer involving any person (whether or not such person is an individual or an entity), following which such person would hold shares of Common Stock constituting one percent (1%) or more of the Company's then-outstanding voting stock (treating for this purpose all shares of Common Stock issuable upon the exercise or conversion of exercisable or convertible securities as outstanding), then the Company shall cause such person, as a condition precedent to entering into such agreement or approving such transfer, to become a party to this Agreement by executing an adoption agreement or counterpart signature page agreeing to be bound by and subject to the terms of this Agreement as a Common Holder.

8.2 Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Series B Preferred Stock after the date hereof, any purchaser of such shares of Series B Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and thereafter shall be deemed an "Investor" for all purposes hereunder.

9. **Miscellaneous**.

9.1 Governing Law. The validity, interpretation, construction and performance of this Agreement, and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the state of California, without giving effect to principles of conflicts of law.

9.2 Entire Agreement. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated to read in its entirety as set forth in this Agreement. This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter herein and supersedes all prior or contemporaneous discussions, understandings and agreements, whether oral or written, between them relating to the subject matter hereof.

9.3 Amendments and Waivers. Any term of this Agreement may be amended or waived only with the written consent of (i) the Company, (ii) the holders of at least a majority of the Subject Shares (or their respective successors, assigns and legal representatives but excluding any shares of Class A-1 Common Stock) who are then providing services to the Company as officers, employees or consultants, (iii) the holders of at least a majority of the Company's outstanding Voting Preferred Stock (or their respective successors and assigns) then outstanding and held by the Major Investors. Notwithstanding the foregoing, if any waiving Major Investor and/or its Affiliates participates in the Right of First Refusal or the Co-Sale Right, all non-waiving Major Investors shall be given the opportunity to participate in the Right of First Refusal or the Co-Sale Right (as applicable) in the same proportions as the waiving Major Investors and/or its Affiliates (it being further agreed that this sentence may not be amended, modified or waived without the prior written consent of each Major Investor). Any amendment or waiver effected in accordance with this Section 8.3 shall be binding upon the Company, the Holders, the Investors, and each of their respective successors and assigns.

9.4 Successors and Assigns. Except as otherwise provided in this Agreement, this Agreement, and the rights and obligations of the parties hereunder, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives. The Company may assign any of its rights and obligations under this Agreement. No other party to this Agreement may assign, whether voluntarily or by operation of law, any of its rights and obligations under this Agreement, except with the prior written consent of the Company.

9.5 Notices.

(a) Any notice, demand or request required or permitted to be given under this Agreement shall be in writing and shall be deemed sufficient when delivered personally or by overnight courier or sent by email, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address as set forth on the signature page, as subsequently modified by written notice, or if no address is specified on the signature page, at the most recent address set forth in the Company's books and records.

(b) Each Investor and Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law, as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the Delaware General Corporation Law (or any successor thereto) at the electronic mail on the books of the Company. Each Investor and Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

9.6 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

9.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

9.8 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of California and to the jurisdiction of the United States District Court for the Northern District of California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of California or the United States District Court for the Northern District of California, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

[*Signature Pages Follow.*]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Right of First Refusal and Co-Sale Agreement as of the date first written above.

COMPANY:

MERCURY TECHNOLOGIES, INC.

By: DocuSigned by: Immad Akhund
A72FA753097147D...

Name: Immad Akhund

Title: Chief Executive Officer

SCHEDULE 1

COMMON HOLDERS

SCHEDULE 2

INVESTORS

<u>Exhibit C-1</u>

Counterpart Signature Page to Amended and Restated Investors' Rights Agreement

[*INCLUDED ON SUBSEQUENT PAGE*]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Investors' Rights Agreement as of the date first above written.

INVESTOR:

____

By: *Investor Signature*
Name: [INVESTOR NAME]
Title: [INVESTOR TITLE]

<u>Exhibit C-2</u>

Counterpart Signature Page to Amended and Restated Voting Agreement

[*INCLUDED ON SUBSEQUENT PAGE*]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Voting Agreement as of the date first above written.

INVESTOR:

____

By: *Investor Signature*________________________
Name: [INVESTOR NAME]
Title: [INVESTOR TITLE]

<u>Exhibit C-3</u>

Counterpart Signature Page to Amended and Restated First Refusal and Co-Sale Agreement

[*INCLUDED ON SUBSEQUENT PAGE*]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Right of First Refusal and Co-Sale Agreement as of the date first above written.

INVESTOR:

____

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

Exhibit D

Irrevocable Proxy Agreement

The undersigned stockholder (the "Stockholder") of Mercury Technologies, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the full extent permitted by the General Corporation Law of the State of Delaware) appoints the Board of Directors of the Company (the "Board") as the sole and exclusive attorney and proxy of such Stockholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights with respect to [SHARES]_____ shares of Series B Preferred Stock of the Company that are being purchased by the undersigned simultaneously with the execution of this Proxy, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Proxy Shares") in accordance with the terms of this Irrevocable Proxy Agreement (this "Proxy"). The total number of shares and the number of Proxy Shares owned of record by the undersigned stockholder of the Company as of the date of this Proxy are listed beneath the Stockholder's signature on the final page of this Proxy. Upon the Stockholder's execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Proxy Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Proxy Shares. This Proxy shall continue to apply to the Proxy Shares held by any successor, assign, transferee or other subsequent owner of the Proxy Shares.

This Proxy is irrevocable (to the full extent permitted by the General Corporation Law of the State of Delaware), is coupled with an interest and is granted in connection with that certain Subscription Agreement of even date herewith between the Company and the Stockholder (the "Purchase Agreement"), and is granted in consideration of the Company entering into the Purchase Agreement with the Stockholder.

The Board is hereby authorized and empowered by the undersigned, at any time prior to the termination of this Proxy, to act as the undersigned's attorney and proxy to vote the Proxy Shares and to exercise all voting and other rights of the undersigned with respect to the Proxy Shares (including, without limitation, the power to execute and deliver written consents pursuant to the General Corporation Law of the State of Delaware), at every annual, special, adjourned or postponed meeting of the stockholders of the Company and in every written consent in lieu of such meeting.

[Remainder of Page Intentionally Left Blank.]

Any obligation of the undersigned hereunder shall be binding upon the successors, assigns and transferees of the undersigned. This Proxy is irrevocable (to the full extent permitted by the General Corporation Law of the State of Delaware).

Dated [EFFECTIVE DATE]

STOCKHOLDER:

By: Investor Signature
(Signature of Stockholder)

____
(Print Name of Stockholder)

Shares owned of record:
[SHARES] shares of Series B Preferred Stock of Mercury Technologies, Inc.

Shares owned of record Subject to this Proxy:
[SHARES] shares of Series B Preferred Stock of of Mercury Technologies, Inc.